UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

PRIVATE SHAREHOLDERS’ AGREEMENT OF
CTX PARTICIPAÇÕES S.A.

Hereby:

1. AG  TELECOM PARTICIPAÇÕES S.A., with head offices at Av. do Contorno, 8.123, Cidade Jardim, in the city of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 03.260.334/0001   -92, herein represented pursuant to its Bylaws, hereinafter referred to as "AG";

2. ANDRADE GUTIERREZ INVESTIMENTOS EM TELECOMUNICAÇÕES S.A., with head offices  at Av. do Contorno, 8.123, Cidade Jardim, in the city of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 04.989   .739/0001-29, herein represented pursuant to its Bylaws, hereinafter referred to as "AG INVESTIMENTOS";

3. L.F. TEL S.A., a company with head offices at Av. Dr. Chucri Zaidan, 920, 16° andar, in the city of   São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 02.390.206/0001 -09, herein represented pursuant to its Bylaws, hereinafter referred  to as "LF TEL";

4. ASSECA PARTICIPAÇÕES S.A.,  with head offices at Rua Pamplona, 818, conjunto 92, in the city of São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 03.548.276/0001   -05, herein represented pursuant to its Bylaws, hereinafter simply referred to as "ASSECA";

5. BNDES PARTICIPAÇÕES S.A – BNDESPAR, a corporation headquartered in the city of Brasília, in the Federal District, and with an office in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 100, 19° e 20° andares, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 00.383.281/0001   -09, herein represented pursuant to its Bylaws, hereinafter referred to as “BNDESPAR”;

6. FIAGO PARTICIPAÇÕES S.A., a corporation with head offices in the city of Rio de Janeiro, State   of Rio de Janeiro, at Av. Presidente Wilson, 231 - 11° andar, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 02.335.514/0001 -23, herein represented pursuant to its Bylaws, hereinafter simply referred to as “FIAGO”;

7. FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, a private limited company, with head offices at Rua Lauro Muller 116, 18° andar, salas 1807/1808 (parte), Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 07.110.214/0001 -60, herein represented pursuant to its Bylaws, hereinafter simply   referred to as "FUNDAÇÃO ATLÂNTICO", jointly with AG, AG INVESTIMENTOS, LF TEL and ASSECA, as the "Shareholders"; And, as “Consenting Intervenors”,

8. CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL-PREVI,  a closed supplementary pension fund with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 501, 3° e 4° andares, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 33.754.482/0001 -24, herein represented pursuant to its Bylaws, hereinafter referred to as “PREVI”;

9. FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS - FUNCEF, a closed supplementary pension fund with head offices in the city of Brasília, in the Federal District, SCN Q. 02, Bloco A, 13° andar, Edifício Corporate Financial Center, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF)  under no. 00.436.923/0001 -90, herein represented pursuant to its Bylaws, hereinafter referred to as “FUNCEF”;

10. FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL - PETROS, a closed supplementary pension fund with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 98, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 34.053.942/0001 -50, herein represented pursuant to its Bylaws, hereinafter referred to as “PETROS”; and

11. CTX PARTICIPAÇÕES S.A., a corporation with head offices at Praia de Botafogo 300, 11° andar, sala 1101 (parte), in the city of Rio de Janeiro, State of Rio de Janeiro, in process of being constituted, hereinafter simply referred to as "Company";

WHEREAS:

I. The Parties, on this date, are Shareholders of common shares representing the total capital of the Company (“Shares”), distributed amongst them as indicated in the table below:

Shareholders	Number of Common Shares (ON)%
BNDESPAR	859,225,280	27.801
FIAGO	683,147,324	22.104
LF TEL	529,095,885	17.119
AG	352,730,590	11.413
ASSECA	352,730,590	11.413
AG INVESTIMENTOS	176,365,295	5.706
FASS	137,316,044	4.443

II. The Parties wish to regulate certain aspects of their relationship with the shareholders of the Company, in accordance with the Article 118 of Law no. 6,404, of December 15, 1976;

THE PARTIES HERETO decide to enter into the present Private Shareholders’ Agreement of the Company (hereinafter simply referred to as “Agreement”), which shall be governed by the following sections and terms:

SECTION 1 - DEFINITIONS

1.1. Without prejudice to other definitions contained in this Agreement, the following expressions shall have the meaning assigned to them below:

(i) “Shareholder” means the shareholders of the Company that also execute this Agreement, as defined in the introduction above; (ii) “Affected Shares” means all common shares issued by the Company held by the Parties, as shown in the above chart, and shall include all shares of any class or type that are subscribed, allocated or acquired for any   reason by the Parties during the term of effectiveness of this Agreement, be it by means of acquisition, share splits, bonus distribution, dividend distribution with payment in shares, capitalization of profits or other reserves, conversion of shares, or arising out of incorporations, mergers or spin-offs or any other corporate reorganization operations. The definition of Affected

Shares also comprises all the rights derived from holding the Affected Shares, such as subscription rights in capital increases, purchase of securities convertible into shares or subscription bonus; (iii) "Agreement" means this instrument;

(iv) “Administrator” means any member of the Board of Directors or of the Board of

Executive Officers of the Company or of its Subsidiaries;

(v) “General Meeting” or “General Meetings”, as the case may be, means, respectively, the general meeting or general meetings of shareholders of the Company or of its Subsidiaries;

(vi) “Capital Stock” means the capital stock of the Company;

(vii) “Board  Member” or “Board Members”, as the case may be, means, respectively, one or more members of the Board of Directors, as defined next;

(viii) “Board of Directors” or “Board” means the board of directors of the Company and of its Subsidiaries;

(ix) “Fiscal Council” means the fiscal council of the Company or of its Subsidiaries;

(x) “Subsidiary”  or “Subsidiaries” means CONTAX PARTICIPAÇÕES S.A., and/or other Companies controlled by the Company or by CONTAX PARTICIPAÇÕES;

(xi) “Business Day” means the full-time bank working day in the city of Rio de Janeiro. For the purposes of this Agreement, all periods shall be considered excluding the first day and including the last day;

(xii) "Preemptive Right" means the right guaranteed in the Agreement to the other Parties by any Party wishing to sell, assign, transfer, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or any subscription rights resulting thereof, always taking into   account the particularities set forth in this Agreement; (xiii) "Subscription Right" means the right of the Parties to the subscription of bonds and/or securities issued by  the Company, provided they result from the Affected Shares which, on the date of issue, grant, may grant, or allow the subscription of securities issued by the Company;

(xiv) “Executive Officer” or “Executive Officers”, as the case may be, means, respectively, one or more members   of the Board of Executive Officers, as defined next;

(xv) “Chief Executive Officer" means the chief executive officer (CEO) of the Company and of CONTAX PARTICIPAÇÕES S.A.;

(xvi) “Board of Executive Officers” means the board of executive officers of the Company and of its Subsidiaries; (xvii) “Net Debt” means the Company’s Consolidated Debt less its Cash, as defined next: (i) Cash means the sum of the short-term investments of the Company, such as Financial Investment Funds, Bank Deposit Certificates (CDBs), Bank Depositary Receipts (RDBs), mortgage notes and others, and (ii) Consolidated Onerous Debt means the sum, on a certain date, of the debts related to loans, financings and installments that have  been contracted by the Company and its subsidiaries, which are restated by a certain index or interest rate. In the Standardized Financial Statements sent to the Brazilian Securities and Exchange Commission (CVM), it corresponds to the loans and financings of the Current and Noncurrent Liabilities, according to the Company’s consolidated financial statements. Loans among subsidiaries of the Company shall not  be taken into account when determining the Net Debt.

(xviii) “EBTIDA”  means CONTAX PARTICIPAÇÕES S.A.’s consolidated result for the year before interest, taxes, depreciation and amortization;

(xix) “Bylaws” means the bylaws of the Company, of CONTAX PARTICIPAÇÕES S.A. and of its Subsidiaries in force on the date of execution of this Agreement; (xx) “Consolidated Net Income” means the overall net income of the Company and its Subsidiaries;

(xxi) “Related Parties” means: (i) direct or indirect subsidiaries of any of the Parties; (ii) direct or indirect parent companies of any of the Parties; (iii) any company directly or indirectly controlled by the controlling shareholders of any of the Parties; and (iv) any form of association, including joint ventures, collective investment entities, special partnerships of any of the Parties, their parent companies, subsidiaries or companies under common control;

(xxii) “Representatives” means the individuals whose role is to represent any of the Parties in the General Meetings, Preliminary General Meetings and Meetings of the Board of Directors;

(xxiii) “Meetings of the Board of Executive Officers” means the meetings of the members of the Board of Executive Officers of the Company and of its Subsidiaries;

(xxiv) “Meetings of the Board of Directors” means the meetings of the members of the Board of Directors of the Company or of its Subsidiaries;

(xxv) “Chairman of the Board” means the Chairman of the Board of Directors of the Company and of its Subsidiaries;

(xxvi) “Preliminary General Meeting” means the meeting of representatives of the Parties to be held before any General Meetings and Meetings of the Board of Directors of the Company and of its Subsidiaries, with the purpose of defining the vote of the Parties, of their representatives in the Company’s Board of Directors and of the members of the Board of Directors of their Subsidiaries to be cast in said events; and 1.2. Other   Definitions. The definitions above do not exclude other definitions included in the Agreement’s introduction or body, including those indicated within double quotation marks or parentheses.

SECTION 2 - BASIC PRINCIPLES OF THE COMPANY

2.1. The Parties agree to exercise their respective voting rights at the Company’s General Meetings so that:

2.1.1. The  Company has as its corporate purpose to hold an interest in the capital stock of CONTAX PARTICIPAÇÕES S.A. and other Subsidiaries, locally or abroad, and may even provide managerial and administrative services to the Subsidiaries.

2.1.2. The Company notes that:

(a)   the business management of its Subsidiaries is performed by experienced, independent and trained professionals with the required qualifications for the positions they hold, being these requirements   also applied to the employees of its Subsidiaries. Any employment relationship or any other form of professional relationship existing between the Shareholders, their controlling parties and the executive officers of the Subsidiaries shall be fully extinguished before they take office;

(b) the strategic decisions of CONTAX PARTICIPAÇÕES S.A. and its Subsidiaries are always based on the best interest of these companies;

(c)   any eventual business relationship between the Parties with the Company, with CONTAX PARTICIPAÇÕES S.A. and with its Subsidiaries are always conducted according to market   conditions;

(d) the strategic decisions concerning CONTAX PARTICIPAÇÕES S.A. or its Subsidiaries have as   basic purposes the maintenance and growth of its main business, the development of new projects, the increase of operating margins, and the proper remuneration of shareholders;

(e)   the management of CONTAX PARTICIPAÇÕES S.A. and of its Subsidiaries seek high levels of profitability, efficiency, productivity and competitiveness in their activities and those of their subsidiaries or affiliated companies;

(f) each Party takes all the necessary and efficient measures to hold Preliminary General Meetings on a timely basis, abstaining from performing acts that in any way might prevent, postpone or hinder   the Preliminary General Meetings;

(a) the members of the Board of Directors of the Company may request, individually and at any time, information and documents related to the business and activities of the Company and its direct or   indirect subsidiaries, being essential that these subsidiaries fulfill such requests in the shortest possible time, irrespective of a joint resolution by the management body they belongs to;

(b)   the Boards of Directors of CONTAX PARTICIPAÇÕES S.A. and of its Subsidiaries establish policies and procedures for the acquisition of goods and services of any nature, even adopting the   Company’s Code of Ethics for their Administrators and employees, so as to ensure efficiency and transparency in managing the resources of these companies, according with international standards   and best practices; and

(c) the Boards of Directors of CONTAX PARTICIPAÇÕES S.A. and of its Subsidiaries are advised by internal audit, remuneration and finance standing committees, and may establish other committees that might be necessary according to the specific situation of each mentioned company.

2.2. The Parties undertake to exercise their respective voting rights pursuant to the basic principles established in Section 2.1   and in the other sections herein. When applicable, the basic principles described in the Section 2.1 and in the other sections of this Agreement shall be fulfilled with respect to the Subsidiaries.

SECTION 3 - PRELIMINARY MEETINGS

3.1. The   Shareholders shall meet prior to any Preliminary General Meeting to be held within the scope of the General Shareholders’ Agreement, so as to establish the vote to be cast at said meetings. At the Preliminary Meetings held within the scope of this Shareholders’ Agreement, each Affected Share shall be entitled to one (1) vote and the resolutions taken shall be recorded in writing and bind the votes of all Shareholders in said Preliminary General Meeting. Moreover, the Parties undertake to make sure that the vote of their representatives at the Meetings of the Board of Directors is in accordance with the decision made at  the Preliminary General Meetings and also to make arrangements for its implementation.

3.2. At the Preliminary General Meetings, the matters within the scope of the General

Meetings  and of the Board of Directors of the Company and of its Subsidiaries, which are not subject to the special quorums set forth in this Section 3, shall be resolved through the vote of representatives of fifty percent plus one (50% + 1) of the Affected Shares, calculated as described in Section 3.1   above.

3.2.1. The  matters described below, before being submitted to the Board of Directors and the General Meetings of the Company and its Subsidiaries, shall mandatorily be resolved in a Preliminary General Meeting, and they shall only be approved through the favorable vote of shareholders, through their representatives, when reaching the respective percentage, as defined in the following sub-items, calculated as per Section 3.1   above:

I - 66.67%   of the Common Affected Shares:

(i) any amendment to the bylaws of the Company and its Subsidiaries, except for the bylaw-related matters referred to in items II and III of this Section, which shall comply with the  quorums stipulated   thereon;

(i) any individual transaction between the Company and its Subsidiaries, on one side, and its Shareholders and  any Related Parties, on the other side, in an amount higher than two million reais (R$2,000,000);
(ii) any agreement executed between TELEMAR NORTE LESTE S.A. and the Company or any of its Subsidiaries, irrespective of the amount of the transaction;
(iii) approval of the policy for donation of goods and funds;
(iv) annual investments of any nature, which have not been estimated on the respective budgets, in projects exceeding, either individually or cumulatively, the amount of ten million reais (R$10,000,000.00);
(v) approval of the Chief Executive Officer of CONTAX PARTICIPAÇÕES S.A. and of any of the Subsidiaries nominated by the Committee for Selection of CEOs, pursuant to Section 5.2   below, as well as the approval of the companies for selection of the executives nominated by the Committee for Selection of CEOs, as established in Section 5.3   below;
(vi) increase of capital or issue of convertible securities aiming to raise funds for the acquisition of companies; and
(vii)creation of subsidiary or acquisition of control of other companies as well as authorization for any type of association or execution of shareholders’ agreements.

II - 70% of the Common Affected Shares:

(i) approval and change of the annual budget and multiannual investment plans of the Company and of its  Subsidiaries, including the policy for remuneration of the Administrators;
(ii) annual or multiannual investments of any nature, which have not been estimated on the respective budgets, in projects exceeding, either individually or cumulatively, an amount equal to five percent (5%) of the approved investment budget, considering the overall value of the Company and of its Subsidiaries;
(iii) capital increase, capital reduction or the issue of any securities, except the assumption set forth in item I (viii) above;
(iv) creation of preferred shares or increase of the existing class, without keeping the proportion with the other types or classes;
(v) change  to the preferences, advantages and terms for redemption or amortization of one or more classes of preferred shares, or creation of a new more favorable class;
(vi) any proposal to pay or allocate dividends or interest on capital that is lower than twenty five percent (25%) of the net income;
(vii) any  proposal to create reserves, provisions or to change the accounting criteria that imply, individually or cumulatively, a variation of CONTAX PARTICIPAÇÕES S.A.’s Net Income in an amount higher than fifty million reais (R$50,000,000.00); (viii)any proposal to allocate dividends, interest on capital or amounts allocated pursuant to the terms of Section 3.9 below, in which the reduction of cash implies an increase of the Net Debt/EBITDA ratio to an amount higher than 2.5;
(ix) approval of any loan, financing or the concession of any separate or cumulative real or personal guarantee  within the budget period in force, in amount higher than two percent (2%) of the shareholders’ equity;
(x) authorization to the Board of Executive Officers to purchase or sell permanent assets, create  in rem guarantees, grant guarantees to third party obligations, take out loans, waive rights, compromise or encumber in any way goods or values which represent a liability equal to or higher than two percent (2%) of the shareholders’ equity;
(xi) approval of proposal for acquisition by the Company or any of its Subsidiaries of shares issued by the Company itself or issued by other Subsidiaries implying the increase of the Net Debt/EBTIDA ratio to a value higher than 2.5;
(xii) selection of independent auditors; and

(xiii)amendment to the bylaws of the Company or of its Subsidiaries as a result of the matters and resolutions listed in this item II.

III - 84% of the Common Affected Shares:

(i) sale or encumbrance of shares issued by its Subsidiaries or the issue by the Company or its Subsidiaries of shares or securities convertible into shares that results or might result in loss of the equity control of the Company and of its Subsidiaries;
(ii) adoption  of any procedure that results in the loss by the Company of the equity control of its Subsidiaries due to facts other than the ones indicated in item (i) above, such as not exercising the preemptive right to the subscription of shares or securities convertible into shares, not taking part in mergers, incorporations or spin-offs;
(iii) merger, spin-off, amalgamation, incorporation of shares or transformation involving the Company or its Subsidiaries, including the swap or payment in kind by using shares issued by these companies;
(iv) the Company or its Subsidiaries going public or going private;
(v) amendment to the corporate purpose of the Company or of its Subsidiaries;
(vi) stake in group of companies;
(vii) dissolution of the Company or of any of its Subsidiaries; and
(viii)amendment  to the bylaws of the Company or of its Subsidiaries as a result of the matters and resolutions listed in this item III.

3.2.2. The matter set forth in Section 3.2.1. I (iii) shall only be approved at the respective Preliminary General Meeting if there is an affirmative vote of the representatives of the shareholders representing the quorum indicated thereon, with the abstention of the interested Party.

3.2.3. In the event of a disagreement and until the matter set forth in Section 3.2.1.   II (i) above is approved, the respective Managements of the Company or of its Subsidiaries shall observe, when applicable, the multiannual investments or annual budget already approved in the previous year, as the case may be. 3.2.4. The matters set forth in Sections 3.2.1.   I, II or III above, which involve limits of pecuniary amounts or percentages, are also applicable, taking into consideration the respective quorums, to all the subsidiaries of the Company.

3.3. The Preliminary General Meetings, set forth in Section 3.2.1, shall comply with the rules below:

3.3.1. The Preliminary General Meetings shall be called at least seven (7) days prior to the date set for them to be held, by the Chief Executive Officer, by any of the Parties, by any written means, provided it is possible to prove that the call notice was received by all Shareholders.

3.3.2. The Preliminary General Meeting shall take place on first call, at least, on the second business day prior to each General Meeting or Meeting of the Board of Directors of the Company and of its Subsidiaries.

3.3.3. The  Management of the Company shall make available to the Shareholders, on the date of the respective call, all information and documents related to the matters to be resolved at the respective Preliminary General Meeting.

3.3.4. The Preliminary General Meeting shall be held at the Company’s headquarters.

3.3.5. The Preliminary General Meeting may be held at any place and at any time provided it is attended by all Parties.

3.3.6. The Preliminary General Meeting shall be instated on first call with the attendance of Parties representing, at least, 70% of the Affected Shares and, on second call (to be held 24 hours after the first call), with the attendance of Parties representing, at least, 50% plus one, of the Affected Shares.

3.3.6.1 If, on first call, a quorum has not been reached to hold the Preliminary General Meeting after 30 minutes have elapsed from the time set for the meeting, the Chief Executive Officer shall communicate the lack of quorum to the Parties, pursuant to the terms of the Section 15 below, and the Preliminary General Meeting shall take place on a second call, according to Section 3.3.6 above.

3.4. The resolutions taken at the Preliminary General Meetings shall be recorded in writing and shall bind the votes of all the Parties in the corresponding General Meeting or the vote of Board Members nominated by them in the corresponding Meeting of the Board of Directors, when the resolution is taken by one of these boards.

3.5. The Party which does not attend the Preliminary General Meeting hereby undertakes to vote at the General Meeting and to make sure that its representatives vote at the Meeting of the Board of Directors in accordance with what has been established at the Preliminary General Meeting from which it was absent.

3.6. In the event Preliminary General Meetings are not instated, the Parties shall vote at the respective General Meeting or Board of Directors’ Meeting, and to ensure that their representatives vote so as to keep the status quo of the Company or of its Subsidiaries, as the case may be.

3.7. Pursuant to the provision of item 3.2.1 (II) (viii), the Parties hereby undertake to vote and cause their representatives in the Board of Directors to vote (if applicable) so as to allocate as dividends all profits of the Company after making the legal deductions, the contributions required for the constitution and creation of legal and statutory reserves and the contributions that might be needed for making investments that have been approved by the respective Board of Directors.

3.8. The Parties undertake to vote and cause their representatives in the Board of Directors to vote for the purpose  of calling the General Meeting or the Board of Directors’ Meeting (if applicable) of the Company to resolve on the allocation of dividends as soon as they are received by CONTAX PARTICIPAÇÕES S.A., pursuant to Article 123 of Law no. 6,404/76, amended by Law no. 9,547, of May 5, 1997.

3.9. In accordance with the provision of item 3.2.1   (II) (viii) and the contractual obligations assumed by the Company, the Parties agree to vote affirmatively in a Preliminary General Meeting called for the purpose of distributing funds to the Company’s shareholders, even if in a certain year there is no realized gains, through accounting and/or corporate transactions that make this distribution possible, provided they are made in compliance with the applicable legislation and the generally-accepted accounting principles.

SECTION 4 – ELECTION OF MEMBERS OF BOARDS OF DIRECTORS AND FISCAL COUNCILS

4.1. The Company’s Board of Directors shall be comprised of nine (9) members and an equal number of alternate members. The Parties undertake to vote and cause their representatives to vote at the Preliminary General Meetings and General Meetings in which the election of Board Members is the subject of a resolution, in accordance with the provision of this Section and of Section 3.2.1.

4.1.1. The Parties AG and L.F. TEL as well as FASS, jointly, are entitled to nominate the majority of the members of the Board of Directors of the Company as well as the majority of the members of the Board of Directors of the Subsidiaries.

4.1.2. Each of the Parties shall be entitled to elect one (1) member, and respective alternate member, of its Board of Directors and of the Board of Directors of its Subsidiaries, at each eight percent (8%) of the voting capital stock they own in the Company.

4.1.2.1.   BNDESPAR and FIAGO (and PREVI, PETROS and FUNCEF, when joining this Agreement as provided by the terms in Section XXII) shall be entitled to add their percentage of Voting shares, being assured the right to elect at each eight percent (8%) of said Shares they jointly own, one (1) member, and respective alternate member, of its Board of Directors and of the Board of Directors of its Subsidiaries.

4.1.3. The Parties undertake to exercise their respective voting rights for the purpose of electing the highest possible number of members of the Board of Directors of their Subsidiaries, as required by this Agreement, pursuant to Sections 4.1.1 and 4.1.2 above, even if for such Boards, members are elected by minority shareholders.

4.1.4. In  the event that a position of a sitting Board Member or his respective alternate becomes vacant or an impediment exists, it is incumbent upon the Shareholder who nominated this member to nominate another,  who shall be approved at a Preliminary General Meeting and elected by the General Meeting.

4.2. The   Parties BNDESPAR and FIAGO (and PREVI, PETROS and FUNCEF, after joining this Agreement as provided by the terms in Section XXII) shall be entitled to nominate a member of the Fiscal Council,  when in operation. These Parties shall establish a rotation system for nominating their representatives as members of the fiscal council.

4.2.1. BNDESPAR and FIAGO (and PREVI, PETROS and FUNCEF, when joining this Agreement as provided  by the terms in Section XXII) shall be entitled to nominate members of the Board of Directors of the Subsidiaries, whenever AG, L.F. TEL and FASS have nominated members for the same Boards, pursuant  to items 4.1.2 and 4.1.2.1.

SECTION 5 – ELECTION AND DISMISSAL OF MEMBERS OF THE BOARD OF EXECUTIVE OFFICERS

5.1. The Company’s Board of Executive Officers shall be comprised of three (3) Executive Officers, and the Chief Executive Officer and another Executive Officer shall be chosen by AG, L.F. TEL and FASS; FIAGO shall be entitled, while holding twenty seven percent (27%) of the Shares (or PREVI, PETROS, and FUNCEF while jointly holding twenty seven percent (27%) of the Shares), to nominate one Executive Officer.

5.2. The process for nomination of persons for the positions of Chief Executive Officers of the Subsidiaries shall be  conducted by the Committee for Selection of CEOs, and the nominated names shall be approved at a Preliminary General Meeting by shareholders representing, at least, 2/3 of the Shares.

5.2.1. The Committee, specially created to conduct the selection process, according to the Bylaws, shall be comprised of three (3) members. One (1) representative shall be jointly nominated by BNDESPAR and FIAGO (and PREVI, PETROS and FUNCEF, when they join this Agreement as provided by the terms herein),  and the other two (2) representatives shall be nominated by AG, L.F. TEL and FASS. The Committee shall recommend, by majority, the name of one of the candidates for approval by the Parties at a Preliminary General Meeting.

5.3. If at  the Preliminary General Meeting the Parties resolve not to recommend the selected candidate, the Committee shall provide a list with three companies, of international standard, specialized in recruiting executives, which shall be approved through the vote of at least 2/3 of the Parties, calculated as described in Section 3.1.

5.3.1. Following the approval of the three companies selected by the Committee, pursuant to the guidelines above, the Parties representing at least twenty-nine percent (29%) of the Affected Shares may exclude one of the three companies of the list.

5.3.2. AG, L.F. TEL and FASS shall choose one company out of the remaining companies, after the exclusion mentioned in item 5.3.1   above (or among the three, if such exclusion did not take place), which shall support the Committee in the selection of the candidate.

5.3.3. With the support of the selected company, the Committee shall nominate three (3) candidates to hold the position of Chief Executive Officer for evaluation by the Parties, observing the following:

(a) the candidate shall not have been an employee or shall not have been appointed for management positions of the Parties or of the subsidiaries of the Parties; and

(b) the candidate shall necessarily be experienced in the administration of large-size companies.

5.3.4. AG, L.F. TEL and FASS shall select the new Chief Executive Officer among the nominated names, and one of the nominees may be excluded by Shareholders representing at least twenty-nine percent (29%) of the   Shares. In this case, AG, L.F. TEL and FASS shall make the selection from among the two remaining executives.

5.4. CONTAX PARTICIPAÇÕES S.A.’s executive officers shall be nominated by the Chief Executive Officer (CEO) of CONTAX PARTICIPAÇÕES S.A., and the Executive Officers of the other Subsidiaries shall be nominated by CONTAX PARTICIPAÇÕES S.A.’s CEO jointly with the CEO of the respective Subsidiary.

SECTION 6 – EXERCISE OF THE VOTING RIGHT

6.1. In addition to the measures set forth in this Agreement, the Parties agree to make use of the voting right related to their Affected Shares to fully comply with the Agreement herein, and none of the Parties are allowed to enter into any other voting agreements, except for the Shareholders’ Agreement executed on this date by AG, L.F. TEL and FASS, whose entire content is known by the Parties.

6.1.1. The Shareholders’ Agreement entered into among AG, L.F. TEL and FASS shall not be amended without the prior and express consent of the other signatories of this Agreement.

6.1.2. In case of conflict between the provisions of this Agreement and those of the shareholders’ agreement executed by AG, L.F. TEL and FASS, the provisions of this Agreement shall always prevail. 6.1.3. It is hereby established that the Parties, the Intervening Parties and their parent companies which hold common or preferred voting shares (even if limited) of Subsidiaries undertake not to exercise their voting right  and to instruct their representatives in these companies not to vote, as the case may be, whenever this vote is a determining factor to prevent the approval at a General Meeting or at a Meeting of the Board of Directors of said Subsidiary of a matter previously approved at a Preliminary General Meeting of the Company, pursuant to this Agreement.

6.2. In the event any Party or its parent company enters in a process of bankruptcy, arrangement with creditors, court or out-of-court winding up, is subject to public intervention, or if its dissolution has been resolved, all Affected Shares held by such Party shall remain subject to all the sections and terms of this Agreement;  however, the exercise of its respective voting rights at the Preliminary Meetings shall be suspended while the event (provided for in this section) that caused this suspension lasts.

SECTION 7 – ENCUMBRANCE OF SHARES

7.1. The Parties may offer the Affected Shares as pledge or collateral, which shall only be valid and effective if the creditor expressly states in writing that it is aware of all the provisions of this Agreement and that it shall comply with all the rules set forth herein, mainly with regard to the Preemptive Right that shall always be observed. Any pledge or collateral including the Affected Shares shall be immediately communicated to the Company, which in turn shall notify all other Shareholders as to the lien.

7.2. The Parties are prohibited from, with regard to the Affected Shares, creating beneficial rights, fiduciary alienation, trust, executing a purchase commitment or grant option, creating a preemptive right, leasing, and executing other shareholders’ agreements except for the Shareholders’ Agreement set forth in Section 6.1 above.

7.3. The Parties are also prohibited from pledging any of their Affected Shares. However, if, irrespective of the Party's wish, the pledge becomes effective, the Party shall make sure that within thirty (30) days from the effective date of the pledge, the object of the pledge is replaced, thus releasing all of the pledged shareholdings. The Party which fails to take the necessary measures to replace and release the pledge within the period set forth herein shall be liable for damages it might have caused. Moreover, if the defaulting Party does not replace the pledged shares and fails to pay the debt, the other Shareholders will have the option of redeeming the debt of the Shareholder who pledged his shares, releasing the shares from the pledge and acquiring them from the defaulting Party, proportionally to their contribution for payment of the debt. In this case, the shareholders shall be entitled to file a subrogation lawsuit against the defaulting Shareholder, so as to be compensated for the damages suffered.

7.4. The  other Parties acknowledge that the Affected Shares of AG and L.F. TEL, as a result of the financing obtained from BNDESPAR, are subscribed in favor of BNDESPAR.

7.5. Any third party that might acquire the Affected Shares pursuant to the terms of this Section 7, always in compliance with the rules set forth in this Agreement, shall expressly state, in writing, that it is aware of all the terms of this Agreement and adheres to them with no restrictions.

7.6. Any legal acts concerning the Affected Shares performed in noncompliance with the procedures and rules established in this Agreement shall be ineffectual with regard to the Company and the other Parties and shall not be recognized or carried out by the Parties and the Company.

SECTION 8 – PREEMPTIVE RIGHT IN THE TRANSFER OF AFFECTED SHARES AND SUBSCRIPTION RIGHTS

8.1. The Parties shall not sell, assign or transfer, free of charge or at a price, directly or indirectly, grant to the capital of another company, transmit or, in any way, sell or dispose of their Affected Shares. Furthermore, the Parties shall not sell, assign, grant to the capital of another company, transfer, free of charge or at a price, directly or indirectly, transmit or, in any way, sell or dispose of their Subscription Rights, save in accordance with the provisions below.

8.2. Should one of the Parties ("Offeror Party") receive a proposal ("Proposal") from any of the Parties (pursuant to the provision of items 8.17 to 8.24) or from third parties ("Proponent") to sell, assign or transfer, free of charge or at a price, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or Subscription Rights, the Offeror Party shall notify in writing ("Notice") the other Parties ("Offeree Party"), offering them the Affected Shares it intends to dispose of ("Offered Shares") or the Subscription Rights it intends to assign ("Offered Rights"), informing the price, currency, place of payment and all other terms and conditions of the Proposal (including the Proponent’s name, full qualification and commitment of, in the event of acquisition of the Offered Shares or Offered Rights, joining this Agreement), which shall be irrevocable and irreversible and, as the case may be, have attached (i) a letter of guarantee of a prime banking institution, and (ii) the respective corporate approvals to carry  out the operation. The Offeror Party shall also communicate its intention of accepting the Proposal, a copy of which shall be attached to the Notices.

8.3. The Offeree Parties shall have Preemptive Right in the acquisition of the Offered Shares and the Offered Rights, according to the terms and conditions of the Proposal, over all Affected Shares, proportionally to the number of Affected Shares they hold, excluding the Affected Shares owned by the Offeror  Party. The exercise of the Preemptive Right shall be subject to the procedures mentioned below.

8.3.1 Each  Offeree Party shall only exercise its Preemptive Right over all, and not less than all, of the Offered Shares or Offered Rights it is entitled to, according to the proportion rule referred to at the end of item 8.3,   without prejudice to the Preemptive Right over the Unsold Shares, as defined below, and the Offeree Party shall not exercise its Preemptive Right only over part of the Offered Shares or Offered Rights it is entitled to, pursuant to the proportion rule mentioned in item 8.3.

8.4. Within  thirty (30) days as of the date of receipt, by the Offeree Parties, of the Notice sent by the Offeror Party, pursuant to item 8.2, each Party shall send a written notification (“Notification”) to the Offeror Party indicating that: (a) it wishes  to exercise its Preemptive Right over all of the Offered Shares and/or Offered Rights it is entitled to, according to the proportion rule mentioned in item 8.3; or

(b) it wishes to waive its Preemptive Right (considering that the lack of notification within the established period shall be understood as a waiver of the Preemptive Right), bearing in mind that the assignment of the Preemptive Right, at any time, to any other Party or to third parties by the Offeree Parties is not allowed.

8.5. In the event that one or more Offeree Parties waive their respective Preemptive Right to the acquisition of the Offered Shares and/or Offered Rights they are entitled to, the Offered Shares and/or Offered Rights over which the respective Offeree Party does not exercise its Preemptive Right (the “Unsold Shares”) shall be offered  to the other Offeree Parties which have notified the Offeror Party according to the terms of above item 8.4 (a). The Offeree Parties shall be notified by the Offeror Party so that they may, within fifteen (15) days after the end of the period referred to in item 8.4,   exercise their Preemptive Right.

8.5.1. Each of the Offeree Parties, with regard to the acquisition of the Unsold Shares, may only exercise its Preemptive Right over all of the Unsold Shares. If more than one Offeree Party, with reference to the acquisition  of the Unsold Shares, exercises its Preemptive Right over the Unsold Shares, such Offeree Parties shall be obliged to acquire the Unsold Shares proportionally to the number of Affected Shares they hold in   relation to the total number of Affected Shares, excluding the share ownership of all the other shareholders.

8.5.2. Each of the Offeree Parties, notified as to the exercise of the Preemptive Right over the Unsold Shares, shall reply in writing to the Offeror Party within fifteen (15) days from the date of receipt of the notification sent by the Offeror Party referred to in item 8.5, indicating that:

(a) it wishes to exercise its Preemptive Right over all of the Unsold Shares, and not less than all of the Unsold Shares (it is not allowed to exercise its Preemptive Right only over part of the Unsold Shares); or

(b) it wishes to waive its Preemptive Right over the Unsold Shares (considering that the lack of reply within the established period shall be understood as a waiver of the Preemptive Right over the Unsold Shares), bearing in mind that the assignment of the Preemptive Right, at any time, to any other Party or to third parties by the Offeree Parties is not allowed.

8.6. If, at the end of the established period in above item 8.5.2, some Unsold Shares still remain, the Company  shall be entitled to acquire such Unsold Shares, provided that:

(a) it informs, through any of its Executive Officers, duly authorized by the Board of Directors, the Offeror Party of such intention, within two (2) business days after the end of the established period referred to in item 8.5.   2 above; and

(b) its profits or reserves, except for the legal reserve, are sufficient to purchase the Offered Shares and/or the Unsold Shares.

8.7. The Parties shall have preemptive right to acquire the shares of the Company's voting treasury stock at the time they are put for sale by the Company, while complying with the procedure described in above item 8.3, except for the Company’s preemptive right with regard to the acquisition of Unsold Shares.

8.8. When the periods established in items 8.4, 8.5 or 8.6 have finished, as the case may be, the Offered Shares and/or Offered Rights shall be disposed of, within the following fifteen (15) days, (i) to the Offered Parties that have notified the Offeror Party, within the established period, of their intention of acquiring the Offered   Shares or Offered Rights and, possibly, the Unsold Shares, according to the same terms and conditions set forth in the Proposal, and (ii) to the Company, as the case may be.

8.9. If the Offeree Parties and/or the Company have not exercised their respective Preemptive Rights over all of the Offered Shares and/or Offered Rights, pursuant to the terms set forth before, the Offeror Party shall be free to, as provided by the terms of the Proposal, within thirty (30) days following the end of the period established in item 8.6   above, sell all of the Offered Shares and/or Offered Rights to the Proponent or, at the discretion of the Offeror Party, sell to the Proponent the parcel of the Offered Shares and/or Offered   Rights over which the Parties have not exercised the preemptive right, so as to ensure that the Offeror Party may sell all of the Offered Shares and/or Offered Rights.

8.10. The buyer of the Offered Shares shall be irrevocably obliged to adhere, in an absolute and irreversible manner, to the terms of this Agreement, through an amendment or by means of a mail sent by the Registry of Deeds and Documents to the Company and the other Parties, under penalty of ineffectiveness of said sale. In the case of the Subscription Right, the buyer of the Offered Rights shall undertake to adhere to this Agreement at the time of conversion of the bonds or securities into voting shares or of their  subscription. 8.11. The restrictions related to the transfer of Affected Shares set forth in item 8.1 above shall not apply to the transfer of Affected Common Shares by a Party to a Board Member and his respective alternate designated by this same Party and who is not a shareholder of the Company, observing that such Board Member and his respective alternate shall return said shares to the respective Party when they no longer hold the position of Board Member or alternate, or transfer the shares to the Board Member and respective alternate who replace them.

8.12. Any sale, transfer, assignment or disposal of the Affected Shares or Subscription Rights in violation of the provisions of this Section 8 shall be invalid, and the Company is hereby forbidden to record it in its books.

8.13. Each of the Parties shall forward to the other Parties and the Company copies of all Notices and notifications sent by them, related to the exercise of the Preemptive right referred to in this Section.

8.14. Pursuant to the provisions of this Agreement, in the event of sale to third parties of all or part of the Affected Shares held by a certain Party, the buyer will succeed the selling Party in all its rights and obligations set forth in this Agreement – or proportionally to the acquired Affected Shares, in case of a partial sale, and the Agreement shall remain unchanged. If the shares are sold to a Party of the Agreement, the buying Party shall add to the rights and obligations it already has, the rights and obligations previously held by the selling Party. In the event there is more than one buyer, each buyer shall succeed, on a pro rata basis, the selling Party in all its rights and obligations set forth in this Agreement Whenever the Affected Shares are purchased by third parties, these shall nominate a representative to take part in the Preliminary General Meetings.

8.15. In the event of a partial sale of the Affected Shares, and particularly with regard to the rules for electing members of the Board of Directors set forth in Section 4 above, the Selling Party(ies) and the Buying Party(ies), as a condition for carrying out the transaction, shall mutually decide who shall have the right to nominate the Board member(s) previously nominated by the selling Party(ies).

8.16. The Parties undertake to promote the General Meeting for the purpose of replacing the Board Member, as a result of the facts referred to in the previous section, as well as to contribute with their votes for electing the Board Member of the Party entitled to its nomination.

8.17. It is hereby established that the transfer of the Affected Shares and/or Subscription Rights among AG and L.F. TEL and FASS shall not be subject to the rules set forth in this Section 8, except for the procedural rules herein defined. In the event AG or L.F. TEL receives a Proposal from third parties or from any of the Parties to sell, assign or transfer, free of charge or at a price, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or Subscription Rights, the one shall offer these to the other and if the Offeree Party waives said offer, or if it does not exercise the preemptive right pursuant to the terms of this Agreement, AG or L.F. TEL, as applicable, shall offer its Affected Shares and/or Subscription Rights to the other Parties, as provided in this Agreement. 8.17.1. It is hereby established that if FASS receives a Proposal from third parties or from any of the Parties to sell, assign or transfer, free of charge or at a price, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or Subscription Rights, it shall first offer these to AG and L.F. TEL and, if both of them waive said offer, or if they do not exercise the preemptive right pursuant to the terms of this Agreement, FASS shall offer its Affected Shares and/or Subscription Rights to the other Parties, as provided for in this Agreement.

8.18. It  is hereby established that the transfer of the Affected Shares and/or Subscription Rights among PREVI, PETROS and/or FUNCEF, when they join these Agreement as provided by the terms herein, shall not be subject to the rules set forth in this Section 8, except for the procedural rules herein defined. If any of these Parties receive a Proposal from third parties or from any of the Parties to sell, assign or transfer, free of charge or at a price, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or Subscription Rights, it shall offer these to one another and, if all of them waive said offer or do not exercise the preemptive right pursuant to the terms of this Agreement, the Offeror Party shall offer its shares to all other Parties, as provided for in this Agreement.

8.19. BNDESPAR has the Preemptive Right in the acquisition of the Offered Shares and Offered Rights, however,  it is not subject to the Preemptive Right rules established above for the disposal of the Affected Shares and Subscription Rights it holds, which shall comply with the provision of item 8.20 below.

8.20. If BNDESPAR intends to sell its Affected Shares or its Subscription Rights, it shall sell them through  a public auction (“Public Auction”) and shall notify the other Parties of the referred to auction.

8.20.1. The call notice of the Public Auction of BNDESPAR’s Affected Shares or Subscription Rights shall provide for the possibility of the other Parties to exercise their preemptive right for buying at the Public Auction  at the same fixed end price, complying with the periods established in this instrument.

8.20.2. If the Public Auction call notice sets forth the sale of a single lot of Affected Shares or Subscription Rights held by BNDESPAR, the other Parties shall only exercise their preemptive right for the whole lot of Affected  Shares or Subscription Rights. 8.20.3. BNDESPAR undertakes to observe a minimum period between the auctions set forth in this Section 8.20, so that the Preemptive Right provided for in this Agreement, and contemplated in the call notice, may be fully exercised by the other Parties.

8.20.4. The Public Action call notice shall set forth that the buyer of the Affected Shares held by BNDESPAR shall irrevocably adhere, in an absolute and irreversible manner, to the terms of this Agreement. In the case of the Subscription Right, the call notice shall also establish that the buyer of the Subscription Rights held by BNDESPAR shall undertake to adhere to this Agreement at the time of conversion of the bonds or securities into voting shares or of their subscription.

8.21. FASS shall not make any offer to buy Affected Shares held by a specific shareholder. If it wishes to buy Affected Shares, FASS shall make a single offer to all the Shareholders.

8.22. None of the provisions of this agreement, particularly the provisions of this section 8, shall apply to the sale of Affected Shares by one Party to its parent company or its subsidiary, provided that the buyers adhere in advance and in writing to the Shareholders’ Agreement, undertaking all obligations and rights of the selling Party, remaining the latter severally liable for the obligations of the buyer in this Agreement.

8.23. The Parties express their acquiescence with regard to the transfer of ASSECA’s shares, issued by the Company, to AG INVESTIMENTOS and L.F. TEL, at the proportion of fifty percent (50%) each, as a result of  ASSECA’s corporate restructuring, expressly acknowledging that none of the provisions set forth in this Section 8 shall be applied to this transfer.

8.24. The Parties express their acquiescence with regard to the transfer of FIAGO’s shares, issued by the Company,  to PREVI, PETROS, FUNCEF and FASS, as a result of FIAGO’s corporate restructuring, expressly acknowledging that none of the provisions set forth in this Section 8 shall be applied to this transfer.

SECTION 9 – TAG-ALONG RIGHT

9.1. In the event one or more Shareholders decide to sell to third parties, directly or indirectly, through one or more transactions, their Affected Shares (“Sellers”) representing the control of the Company (“Transfer of Equity Control”), and if the Preemptive Right has not been exercised by the other Shareholders, as set forth in Section 8, said Shareholders shall be entitled to sell (“Participants”), jointly with the Sellers, the Shares they own, proportionally to the number of Shares that are being sold (“Tag-along Right”).

9.1.1. For the purposes of the provisions of this section, the definition of Transfer of Equity Control contained in Article 254-A of Law no. 6,404/76, as amended by Law no. 10,303/2001 and CVM’s interpretations, shall apply.

9.2. In the event set forth in item 9.1, the Sellers shall notify in writing the other Parties and the Company, informing of the intended sale (“Sale Notification”), establishing a period not less than fifteen (15) Business Days to carry out the sale (“Sale Date”) The sales agreement draft agreed so far shall be attached to the Sale Notification and specify: (i) the name and qualification of the buyer (“Buyer”); (ii) the number of Shares that the Sellers wish to sell; (iii) the price and other sale terms; (iv) confirmation that the Buyer has been informed of the Tag-along Right; and (v) the Sale Date, limited to thirty (30) Business Days as of the date of the Sale Notification.

9.3. The Parties wishing to exercise their Tag-along Right (“Participants”) shall notify the Sellers and the Buyer, in writing, not later than five (5) Business Days as of the receipt of the Sale Notification, specifying the number of Affected Shares they intend to sell.

9.4. The price per Affected Share to be paid by the Buyer to the Participants shall be equal to the price per Affected Share paid to the Seller. The sale terms shall be the same to both the Sellers and Participants, being established that when negotiating the sale of their Affected Shares to third parties, the Seller shall set forth that: (i) the only representations and warranties that the Participants will have to provide shall be related to the Affected Shares that the Participants will sell, to their legal capacity and to the authority of their legal representatives to execute the sales agreement; (ii) the only obligation of the Participants shall be to transfer the ownership of the Affected Shares to the Buyer, according to the terms of the shares purchase and sale agreement; and (iii) the Participants shall be severally and not jointly liable with regard to the sale. If the Buyer  does not accept these terms, the sale of the Affected Shares by the Seller shall become dependent on the prior written approval by the Participants.

9.5. If the Buyer refuses to purchase all the Affected Shares offered by the Participants for sale in the exercise of the Tag-along Right, the Seller shall not be allowed to sell any of his Affected Shares to the Buyer, unless an express consent has been obtained from the Participants.

9.6. If none of the other Parties exercise their Tag-along Right, the Seller shall be allowed, up to the Sale Date, to sell his Affected Shares for the same price and according to the same terms and conditions informed in the Sale Notification. In the event the sale is not completed until the Sale Date and according to the terms offered, the procedures inherent to the Preemptive Right and the Tag-along Right, as provided for in this Agreement, shall be carried out again.

9.7 If any of the Shareholders exercise their tag-along right, the Sellers shall not dispose of their Affected Shares unless the sale also comprises all the Affected Shares purpose of the request for tag-along sale.

SECTION 10 – TRANSFER OF THE CONTROL OF THE PARTIES

10.1. The  direct or indirect controlling shareholder of any of the Parties shall not cease to exercise the control of the Party without previously offering all Affected Shares owned by said Party to the other Parties, pursuant to the provisions of Section 8 above, related to the exercise of the Preemptive Right. For the purposes of the exercise of the Preemptive Right referred to in this item, the price, to be set by an appraiser chosen by mutual agreement of the Parties, shall be considered as Proposal, which should consider, so as to assess the Affected Shares to be sold, the amounts and terms of the proposal originally received by the controlling shareholder of the Party at issue.

10.2. The Company’s shares, held by the Party whose control ceases to be exercised in violation of the provision set forth in Section 10.1, shall no longer be considered Affected Shares; as a result, this Party shall have  its voting rights suspended and be prohibited from participating in the Preliminary General Meetings.

10.3. The Parties may, at any time, request the other Parties to send the complete list of their voting shareholders as stood prior to date of the request.

SECTION 11 – REPRESENTATIONS, WARRANTIES AND OBLIGATIONS

11.1. Each Party declares and guarantees that:

(i) it is a duly organized and validly existing entity in good financial and legal standing;

(ii) it has all required power and authority to own the Affected Shares and perform the obligations set forth in this Agreement;

(iii) the execution of and compliance with the Agreement have been authorized by all required instances and (a) do not or will violate any law, rule, regulation, order or decree applicable thereto, (b) nor violate its bylaws and other corporate documents; (iv) this Agreement represents a legal obligation that binds its signatories and is enforceable against them, according to the terms herein; and

(v) there is no pending lawsuit that said Party is a party to, which, if adversely resolved, might have a substantial adverse effect on the financial condition of the Party or on its capacity for complying with its obligations provided for in the Agreement herein.

SECTION 12 - AMENDMENT

12.1. Any amendment or modification to this Agreement may only be made or shall only bind the Parties if written and signed by all Parties.

SECTION 13 - WAIVERS

13.1. If any signatory fails to demand, at any time, the fulfillment of the provisions set forth in this Agreement or fails to exercise any option, alternative or right granted thereby, this fact shall not constitute a waiver  of any of its provisions nor should it affect its validity or the right, in whole or in part, of any signatory to demand future compliance with any and all provisions of this Agreement or the exercise of said option,  alternative or right, except as otherwise and expressly provided for in this Agreement. No waiver of any provision of this Agreement shall be effective with respect to the other signatories, unless stated in  writing and by the legal representative of the waiving signatory.

SECTION 14 - ASSIGNMENT

14.1. The  rights and obligations of the Parties to this Agreement shall not be transferred or assigned in whole or in part, except as provided for in this Agreement or with the prior written consent of the other Parties.

SECTION 15 - COMMUNICATIONS

15.1. All communications contemplated or allowed in this Agreement shall be in writing and be deemed as duly made when transmitted via telegram, facsimile or electronic data transfer (in each case subject to obtaining a receipt code or a confirmation of receipt by the addressee), or when delivered in person or sent by registered mail to the addresses of the Parties or persons authorized to receive said communications, at the addresses informed by each Party to the Board of Executive Officers.

SECTION 16 - TERM OF EFFECTIVENESS

16.1. The Agreement herein shall be valid and effective for a term of forty (40) years.

16.1.1 The term of effectiveness of this Agreement, as set forth in this Section, may be extended for successive periods of ten (10) years, by resolution of the Shareholders, taken at least six (6) months before the end of each term of effectiveness.

SECTION 17 - FILING, ANNOTATION AND COMPLIANCE OF THE COMPANY

17.1 The Company executes the instrument herein in the capacity of Intervening Party, being such intervention  valid as filing of the Agreement at the Company's headquarters for all legal effects, and it undertakes to file this Agreement at the headquarters of its Subsidiaries.

17.1.1 Obligations resulting from this Shareholders’ Agreement shall be registered at the Company’s and its Subsidiaries’  Records of Registered Shares, which shall bear at the margin of the Share record the following wording: “The shares indicated herein are bound by and subject to the terms and conditions of the Shareholders’ Agreement of the Company, entered into on [____], and the provisions thereof shall observe the expiration periods of said Agreement, mainly with respect to the exercise of the voting rights inherent to the shares and their transfer or encumbrance for any purpose,”. Said record prevents the performance of any acts in violation of the terms of the Agreement herein, and in such cases the Company is therefore legally authorized not to record said acts and to refuse to transfer the ownership or title of any rights over the shares encompassed by this Agreement

17.2 The Company and its Subsidiaries shall be governed by the provisions of this Agreement and their respective Bylaws. In case of conflict between this Agreement and the Bylaws, the provisions of this Agreement shall prevail in relation to the Parties.

17.3. The Parties undertake, in the shortest possible time, to hold General Meetings to amend the Bylaws so as to adjust them to the provisions hereof.

SECTION 18 - SPECIFIC PERFORMANCE

18.1. The  Parties hereby undertake to exercise their voting rights regarding the C Company and its Subsidiaries in compliance with the terms of this Agreement, through which any Party has the right to demand  specific performance against the other Parties, according to provisions of Articles 466-A, 466-B and 466-C of the Brazilian Code of Civil Procedure and Article 118, §3, of Law 6,404, of December 15, 1976. Notwithstanding any provisions to the contrary included herein, the Parties are aware and agree that, if any Party fails to fulfill any obligation set forth in this Agreement, the defaulting party won’t be allowed to vote at Preliminary General Meetings until the default has been remedied.

18.2. Each Party has the right to request the chairman of the General Meeting, the Chairman of the Board of Directors’ meeting and/or the CEO of the Company and of its

Subsidiaries to declare a cast vote or a transfer of Affected Shares invalid if there is a breach of the provisions of this Agreement, irrespective of any court or outof- court lawsuit, and it is the responsibility of the chairman of the General Meeting, the chairman of the Board of Directors’ meeting and/or the CEO of the Company  and of its Subsidiaries to abide by this Agreement and make sure it is complied with, pursuant to Article 118 of Law no. 6,404, of December 15, 1976.

SECTION 19 - BINDING NATURE

19.1. The terms and conditions of this Agreement shall irrevocably and irreversibly benefit and be binding upon its signatories and their respective successors on any account.

SECTION 20 - GENERAL PROVISIONS

20.1. Any tolerance, by any of the Parties, as to the inaccurate, late compliance or the noncompliance with the obligations of the other party shall only be accepted singly and shall not constitute a waiver or novation of any kind.

20.2. If  any  section  or  provision  herein  becomes  ineffectual,  unenforceable  or  invalid,  the enforceability or validity of the other sections and provisions shall not be affected, which shall remain in full force and effect. In such case, the Parties shall negotiate in good faith the substitution of the section or provision deemed ineffectual, so as to preserve the objectives and principles established in this Agreement.

20.3. This Agreement revokes any and all other shareholders’ agreements of the Company entered into among the  Parties, reflecting all understandings among the Parties with regard to the matter considered herein, except for the provisions contained in the shareholders’ agreement entered into by AG, L.F. TEL and FASS, as  well as the provisions included in the Shareholding Restructuring Agreement and Other Covenants, executed on this date.

20.4. Any and all amounts expressed in Reais in this Agreement shall automatically be restated by the IPC-A (Brazilian  Extended Consumer Price Index) or by another index that officially happens to replace it, within the smallest interval established in the applicable laws.

SECTION 21 – NEW BUSINESSES

21.1. The Parties agree that any and all new businesses that compete with or are supplementary to the activities  of the Company or its subsidiaries shall be primarily explored by the Company, either directly or indirectly, through one of its subsidiaries.

21.2. For the purposes of the previous item, the Party wishing to explore any business that competes with or supplements  the activities of the Company and its subsidiaries (“Proponent Party”) shall offer this opportunity to the Company, providing it with the necessary information for decision-making. The Proponent  Party, as the case may be, may require the execution of a confidentiality agreement with the Company and the other Parties.

21.3. A Preliminary General Meeting shall be called, as provided for in this Agreement, to resolve on the offer of the new business presented pursuant to the terms of this Section, and the Proponent Party shall not be allowed to take part in the vote on this matter and its shareholding shall not be considered in the quorum count needed for approval of said matter. If it is resolved that the Company will not pursue the new business opportunity, or in the event there is no unequivocal resolution for the Company to pursue said opportunity, the Proponent Party shall feel free to pursue the new business opportunity, provided that the terms are not more favorable than those informed to the Company, pursuant to the provisions of this Section.

20.2. If any section or provision herein becomes ineffectual, unenforceable or invalid, the enforceability or validity of the other sections and provisions shall not be affected, which shall remain in full force and effect. In such case, the Parties shall negotiate in good faith the substitution of the section or provision deemed ineffectual, so as to preserve the objectives and principles established in this Agreement.

SECTION 22  – REORGANIZATION OF SHAREHOLDER FIAGO

22.1. A reorganization process in FIAGO will be implemented, in order to allow PREVI, PETROS, FUNCEF and FASS to become direct shareholders of the Company (“Reorganization of FIAGO in CTX”).

22.2. Upon completion of FIAGO’s Reorganization, the shares held by PREVI, PETROS, FUNCEF and FASS, according to the interest they hold in FIAGO at the time of Reorganization, shall be automatically considered, irrespective of manifestation by any signatory to this instrument, as Affected Shares with regard to this Agreement, and the Affected Shares held by FASS shall also be automatically considered affected shares with regard to the shareholders’ agreement executed by AG, L.F. TEL and FASS, irrespective of manifestation by any signatory to this procedure  shall not be considered an amendment to that agreement, as provided for in Section 6.1.1.

22.3. PREVI, PETROS, FUNCEF and FASS are obliged to implement the restructuring process in FIAGO’s participation in CTX in no more than ninety days (90 days) from the acquisition by TELEMAR NORTE LESTE S.A. of all shares issued by INVITEL S.A., in the capacity of indirect parent company of BRASIL TELECOM PARTICIPAÇÕES S.A. and of BRASIL TELECOM S.A., once obtained the approval of the National  Agency for Telecommunications (Anatel), strictly pursuant to the terms of the Share Purchase and Sale Agreement entered into on the date of execution of this Agreement or (ii), in no more than a three-hundredth  and sixty days (360 days) period, counting from the rescission of the Share Purchase and Sale Agreement for the purchase of the shares issued by INVITEL S.A., pursuant to the terms already specified in the contract, and consequently, the unsuccessful acquisition by TELEMAR NORTE LESTE S.A. of the control of BRASIL TELECOM PARTICIPAÇÕES S.A. and of BRASIL TELECOM S.A..

SECTION 23 - RESOLUTION OF CONFLICTS

23.1. The Parties shall make efforts for finding an amicable and consensual solution to disagreements or conflicts  arising out of the interpretation and/or implementation of the provisions herein. The Parties hereby undertake to act in the following manner:

(i) if, after having discussions for a period of ten (10) Business Days, the Parties still do not reach an amicable solution and a consensus with regard to the disagreements or conflicts derived from the interpretation and/or implementation of the Agreement, the conflict or controversy shall be taken to an Arbitration Court, within ten (10) Business Days as from the notification of one Party to any of the other parties with reference to this matter, pursuant to Law no. 9,307, of September 23, 1996 and to the regulation of the Brazilian Mediation and Arbitration Center (“Regulation”).

(ii) the arbitration  shall be governed by the rules of the Regulation, and the Brazilian Mediation and Arbitration Center shall be responsible for managing the arbitral procedure;

(iii) the Arbitration Court shall be comprised of three (3) arbitrators. One of them shall be appointed by the claimant Party (or Parties), the other by the defendant Party (or Parties), and the third arbitrator, who shall be the Arbitration Court chairman, shall be selected by the arbitrators appointed by the Parties. The third arbitrator shall be selected within ten (10) days as of the appointment of the second arbitrator. Should one of the parties fail to appoint an arbitrator, or if the appointed arbitrators do not reach a consensus as to the choice of  the third arbitrator, it shall be incumbent upon the chairman of the Brazilian Mediation and Arbitration Center to appoint an arbitrator not later than ten (10) days as from the date the disagreement or omission  occurred;

(iv) the   place of arbitration shall be the City of Rio de Janeiro, in the State of Rio de Janeiro, and the arbitration shall be conducted in the Portuguese language;

(v) the arbitrators shall make decisions in accordance with the applicable laws of Brazil;

(vi) the arbitral decision shall be considered final and irrevocable and shall be binding upon the Parties, which expressly waive any appeal against the arbitral decision;

(vii) the Parties may appeal to the Judiciary only in the cases described next; however, this shall not constitute a waiver of the arbitration as the only means to be chosen by the Parties to resolve controversies: (i) make sure the arbitration is established (ii) obtain preliminary injunctions for protection of rights existing prior to the establishment of the Arbitration Court; and (iii) enforce any decision of the Arbitration Court;

(viii) the responsibility for paying the costs related to the arbitration shall be determined according to the Regulation.

23.2. This  Agreement shall be governed and construed in accordance with the laws of the Federative Republic of Brazil.

23.3. The Parties solely and exclusively elect the Courts of the Capital of the State of Rio de Janeiro as competent to analyze and rule over matters arising out of this Agreement, pursuant to provisions of Section 16.1, item (vii), waiving any other, however privileged it may be.

The pages of the present instrument are initialed by Álvaro Braga Lourenço, attorney of the BNDES System,  by authorization of the legal representatives of BNDESPAR.

IN WITNESS WHEREOF, the Agreement herein is executed in eleven (11) counterparts of equal tenor and content, in the presence of the two (2) witnesses below.

Rio de Janeiro, April 25, 2008.

AG TELECOM PARTICIPAÇÕES S.A.

ANDRADE GUTIERREZ INVESTIMENTOS
EM TELECOMUNICAÇÕES S.A.

L.F. TEL S.A.

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL

BNDES PARTICIPAÇÕES S.A. - BNDESPAR

FIAGO PARTICIPAÇÕES S.A.

ASSECA PARTICIPAÇÕES S.A.

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO
BANCO DO BRASIL - PREVI

FUNDAÇÃO PETROBRAS DE
SEGURIDADE SOCIAL – PETROS

FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS - FUNCEF

CTX PARTICIPAÇÕES S.A.

Witnesses:

1

Name:

Individual Taxpayer's ID (CPF):

2

Name:

Individual Taxpayer's ID (CPF):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.